SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )*

                               MedSolutions, Inc.
    ------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    58504N108
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Rochelle K. Eriksen
                             c/o MedSolutions, Inc.
                                12750 Merit Drive
                           Park Central VII, Suite 770
                               Dallas, Texas 75251
                                 (972) 931-2374
  -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 6, 2007
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 9.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 58504N108                   13D                      Page 2 of 6 Pages
--------------------------------------------------------------------------------

------------ -------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Rochelle K. Eriksen
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
             (a) (b) X
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (see instructions)
             PF
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A
------------ -------------------------------------------------------------------
    NUMBER OF                 7     SOLE VOTING POWER
                                    1,020,000
     SHARES
                             ---------------------------------------------------
  BENEFICIALLY                8     SHARED VOTING POWER
                                    0
    OWNED BY
                             ---------------------------------------------------
      EACH                    9      SOLE DISPOSITIVE POWER
                                     1,020,000
    REPORTING
                             ---------------------------------------------------
   PERSON WITH               10     SHARED DISPOSITIVE POWER
                                    0

  ------------ -----------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,020,000
------------ -------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12       CERTAIN SHARES (see instructions)

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              3.9%(1)
------------ -------------------------------------------------------------------
             TYPE OF REPORTING PERSON (see instructions)
    14
             IN
------------ -------------------------------------------------------------------

1 Based on 26,470,646 shares of common stock outstanding on July 6, 2007, as set forth in that certain Agreement and Plan of Merger between MedSolutions, Inc., Stericycle, Inc. and TMW Acquisition Corporation filed as Exhibit 2.1 to MedSolutions, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2007.

                                                               Page 3 of 6 Pages

                                  SCHEDULE 13D

     This Schedule 13D is filed by Rochelle K. Eriksen (the "Reporting Person"). The securities covered by this Schedule 13D were acquired by the Reporting Person as the joint tenant with rights of survivorship with respect to the securities originally acquired by her late husband, Vivian S. Eriksen ("Mr. Eriksen"). Mr. Eriksen's beneficial ownership was originally reported on a
Schedule 13D file with the Securities Exchange Commission on February 10, 2004.

Item 1. Security and Issuer.

     The securities covered by this Schedule 13D are shares of common stock, $.001 par value (the "Common Stock"), of MedSolutions, Inc., a Texas corporation ("MedSolutions"). MedSolutions' principal executive offices are located at 12750 Merit Drive, Park Central VII, Suite 770, Dallas, Texas 75251.

Item 2.   Identity and Background.

     (a) The name of the person filing this Schedule 13D is Rochelle K. Eriksen (the "Reporting Person").

     (b) The address of the Reporting Person is P.O. Box 847, Monte Vista, Colorado 81144.

     (c) The Reporting Person is currently retired.

     (d) The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


     (f) The Reporting Person is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     The shares of Common Stock that the Reporting Person beneficially owns were acquired by the Reporting Person through her late husband Mr. Eriksen, who originally acquired such shares of Common Stock through (i) purchases through private transactions using personal funds, and (ii) compensation arrangements with MedSolutions during his tenure as a director of MedSolutions.

Item 4. Purpose of Transaction.

     The Reporting Person acquired beneficial ownership of the shares of Common Stock described herein for investment purposes.

     On July 6, 2007, MedSolutions announced in a Current Report on Form 8-K that it had entered into an Agreement and Plan of Merger (the "Merger
Agreement") with Stericycle, Inc. ("Stericycle") and TMW Acquisition Corporation, a wholly-owned subsidiary of Stericycle ("Merger Sub"). Pursuant to the Merger Agreement, Merger Sub will be merged with and into MedSolutions, with

                                                               Page 4 of 6 Pages

MedSolutions continuing after the merger as the surviving corporation. At the effective time of the merger, each issued and outstanding share of common stock of MedSolutions will be converted into the right to receive $0.50 in cash and a promissory note issued by Stericycle (a "Note") in the principal amount of $1.50. The Notes will be payable in six installments of interest only due on each of the first six anniversaries of the date on which the merger closes and one final installment of principal and interest due on the seventh anniversary of such closing date, and will bear interest, at the election of each holder of shares of MedSolutions common stock, at the annual rate of either 3.5% (if such shareholder elects to have such Note supported by a master letter of credit) or 4.5% (if such shareholder does not elect such support). The principal amount of the Notes, and payments under the Notes, are subject to reduction in certain circumstances as provided in the Merger Agreement. At the effective time of the merger, Merger Sub's directors and officers immediately prior to the effective time of the merger will become the directors and officers of the surviving corporation, the surviving corporation's articles of incorporation shall be amended and restated to read as the certificate of formation of Merger Sub read immediately prior to the effective time (with the exception that the name of the surviving corporation shall remain unchanged), and the surviving corporation's bylaws shall be amended and restated to read as the bylaws of Merger Sub read immediately prior to the effective time (with the exception that the name of the surviving corporation shall remain unchanged).

     Immediately prior to the effective time of the merger, each outstanding option to purchase MedSolutions common stock, whether or not previously vested, will be cancelled, and will thereafter represent only the right to receive from the surviving corporation an amount equal to the product of (i) the number of shares of MedSolutions common stock issuable upon the exercise of the option multiplied by (ii) the excess, if any, of the merger consideration over the exercise price per share payable under the option, subject to any required withholding taxes. The amount payable shall consist of 25% cash and 75% in the form of a Note, which Note shall bear interest at the annual rate of 3.5% or 4.5% (as described above) at the election of the optionholder.

     The merger is expected to close in the third quarter of 2007, subject to, among other things, approval of MedSolutions' shareholders and other customary closing conditions. The merger has been unanimously approved by the respective Boards of Directors of MedSolutions and Stericycle.

     In connection with the execution of the Merger Agreement, the Reporting Person and certain additional shareholders of MedSolutions entered into a voting agreement with Stericycle and the Merger Sub (the "Voting Agreement"), pursuant to which, among other things, such shareholders agreed (i) to vote their shares in favor of the merger; (ii) not to enter into any voting agreement in respect of such shareholders' shares of Common Stock or give any person a proxy or power of attorney in respect of such shareholders' shares of Common Stock in conflict with or inconsistent with the such shareholders' obligations under the Voting Agreement; and (iii) not to transfer their shares except under certain circumstances. An aggregate of 15,102,594 shares of Common Stock are subject to the Voting Agreement, which represent 57.1% of the 26,470,646 shares of Common Stock issued and outstanding as of July 6, 2007. The Voting Agreement will terminate upon any termination of the Merger Agreement.

     The foregoing description of the Merger Agreement and the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, which are filed as Exhibits 7.01 and 7.02 hereto, respectively, and are incorporated by reference in their entirety into this Item 4.

                                                               Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.


(a) As of the date hereof, the Reporting Person beneficially owns 1,020,000 shares of Common Stock, which represent 3.9% of the 26,470,646 shares of Common Stock issued and outstanding as of July 6, 2007 as set forth in the Merger Agreement.

     An aggregate of 15,102,592 shares of Common Stock are subject to the Voting Agreement. By virtue of the Voting Agreement, the Reporting Person may be deemed to share with the other shareholders party to the Voting Agreement the power to vote or direct the voting and dispose or direct the disposition of the shares of Common Stock subject to the Voting Agreement. Neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the shares of Common Stock by virtue of the Voting Agreement for purposes of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b)  Number of shares as to which the Reporting Person has:
     sole power to vote or direct the vote:                    1,020,000
     shared power to vote or direct the vote:                          0
     sole power to dispose or direct the disposition:          1,020,000
     shared power to dispose or direct the disposition:                0

(c)  Not applicable.

(d)  Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of MedSolutions' Common Stock as of approximately November 15, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information set forth or incorporated by reference in Item 4 is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be filed as Exhibits.

     The following documents are filed as exhibits hereto:

Exhibit 7.01 Agreement and Plan of Merger dated as of July 6, 2007 by and among MedSolutions, Inc., Stericycle, Inc. and TMW Acquisition Corporation.

Exhibit 7.02 Voting Agreement dated as of July 6, 2007 by and among Stericycle, Inc., TMW Acquisition Corporation, and the shareholders of MedSolutions, Inc. signatory thereto.

                                                               Page 6 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.



Date: July 19, 2007                                  /s/ Rochelle K. Eriksen
                                                     -----------------------
                                                     Rochelle K. Eriksen